UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File No.: 001-33937

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For the period ended: March 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

LiveDeal, Inc.

Full Name of Registrant

YP Corp., YP Net, Inc., RIGL Corp. and Renaissance International Group Ltd.

Former Name if Applicable

325 East Warm Springs Road, Suite 102

Address of Principal Executive Offices (Street and Number)

Las Vegas, Nevada 89119

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

LiveDeal, Inc. (the “Company”) will be unable to file its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2014 (the “Form 10-Q”) within the prescribed time period because the Company is still in the process of finalizing, in consultation with its new independent registered public accounting firm (engaged on May 6, 2014) and outside legal counsel, certain aspects of its financial statements and corresponding notes for inclusion in the Form 10-Q. In light of the recent change in independent auditors, this delay could not have been avoided without unreasonable effort or expense to the Company. The Company intends to file the Form 10-Q on or before the fifth calendar day following the prescribed due date for the Form 10-Q.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Gail Kyser	(702)	939-0231
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Anticipated Changes in Results of Operations – Three and Six Month Periods Ended March 31, 2014 Compared to Three and Six Month Periods Ended March 31, 2013

As of the date of this filing, we have not yet finalized our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2014. As a result, our final, unaudited results of operations, which we anticipate we will file on a Form 10-Q with the Securities and Exchange Commission on or before the fifth calendar day following the prescribed due date for the Form 10-Q, could differ from the unaudited, preliminary results of operations set forth below.

We anticipate reporting that net revenues were $678,033 and $1,271,491, respectively, during the three- and six-month periods ended March 31, 2014, as compared to $555,084 and $1,127,619, respectively, during the three-and six-month periods ended March 31, 2013, primarily due to increases in online products revenues, partially offset by decreases in legacy revenues. We also anticipate reporting that cost of services was $245,678 and $367,007, respectively, during the three- and six-month periods ended March 31, 2014, as compared to $116,913 and $219,549, respectively, during the three- and six-month periods ended March 31, 2013, primarily due to fulfillment costs associated with sales of our online products. As a result, we anticipate reporting gross profit of $432,355 and $904,484, respectively, during the three- and six-month periods ended March 31, 2014, as compared to gross profit of $438,171 and $908,070, respectively, during the prior year periods.

With respect to general and administrative expenses, we anticipate reporting $1,180,876 and $2,051,576, respectively, during the three- and six-month periods ended March 31, 2014, as compared to $1,231,531 and $1,993,907, respectively, during the three- and six-month periods ended March 31, 2013. Such expenses were relatively level year-over-year due to decreased compensation expenses, which were offset by increases in various other expenses, which will be described in more detail in the Form 10-Q. We anticipate reporting that sales and marketing expenses were $222,434 and $249,506, respectively, three- and six-month periods ended March 31, 2014, as compared to $7,166 and $26,607, respectively, during the three- and six-month periods ended March 31, 2013. Such expenses increased due to corporate marketing initiatives. As a result, we anticipate reporting operating losses of $970,955 and $1,396,598, respectively, during the three- and six-month periods ended March 31, 2014, as compared to operating losses of $800,526 and $1,112,444, respectively, during the prior year periods.

Finally, we anticipate reporting that our net losses were $975,860 and $1,384,019, respectively, during the three- and six-month periods ended March 31, 2014, as compared to net losses of $3,215,017 and $4,275,526, respectively, during the three- and six-month periods ended March 31, 2013. The change in our anticipated net losses is driven primarily by significant anticipated improvement in other income (expense). During the quarter ended December 31, 2012, certain convertible promissory notes issued by us were converted into common stock, which together with other factors resulted in total other expenses of $750,554 during that period. During the three- and six-month periods ended March 31, 2014, no such conversions occurred, and we anticipate reporting total other income of $4,905 and $12,579, respectively, as compared to total other expenses of $2,414,941 and $3,165,495, respectively, during the prior year periods.

A more detailed discussion of results of operations will be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the above-referenced Form 10-Q.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to our financial results for our fiscal quarter ended March 31, 2014. These statements are based on our management’s current expectations and involve a number of risks and uncertainties, including any changes to our anticipated financial results as a result of review by our audit committee or our independent registered public accounting firm. Our actual reported results may differ from these anticipated or expected results.

LiveDeal, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2014	By:	/s/ Jon Isaac
Jon Isaac
President and Chief Executive Officer